SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                             1-800-FLOWERS.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   68243Q 10 6
                  --------------------------------------------
                                 (CUSIP Number)



                        January 1, 1999-December 31, 1999
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |X|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 pages

---------------------
CUSIP NO. 68243Q 10 6
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              SOFTBANK Capital Partners L.P. (IRS#: N/A)
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
                           5.   SOLE VOTING POWER
  NUMBER OF                     3,783,999
    SHARES        --------------------------------------------------------------
BENEFICIALLY               6.   SHARED VOTING POWER
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING                 7.   SOLE DISPOSITIVE POWER
   PERSON                       3,783,999
    WITH          --------------------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,783,999
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              6.14%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON
              OO
--------------------------------------------------------------------------------


                               Page 2 of 12 pages

---------------------
CUSIP NO. 68243Q 10 6
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              SOFTBANK Capital Partners LLC (IRS#: N/A)
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
                           5.   SOLE VOTING POWER
  NUMBER OF                     3,836,560
    SHARES        --------------------------------------------------------------
BENEFICIALLY               6.   SHARED VOTING POWER
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING                 7.   SOLE DISPOSITIVE POWER
   PERSON                       3,836,560
    WITH          --------------------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,836,560
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              6.23%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON
              OO
--------------------------------------------------------------------------------


                               Page 3 of 12 pages

---------------------
CUSIP NO. 68243Q 10 6
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              SOFTBANK Capital Partners Investment Inc. (IRS#: N/A)
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
                           5.   SOLE VOTING POWER
  NUMBER OF                     3,836,560
    SHARES        --------------------------------------------------------------
BENEFICIALLY               6.   SHARED VOTING POWER
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING                 7.   SOLE DISPOSITIVE POWER
   PERSON                       3,836,560
    WITH          --------------------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,836,560
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              6.23%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON
              CO
--------------------------------------------------------------------------------


                               Page 4 of 12 pages

---------------------
CUSIP NO. 68243Q 10 6
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              SOFTBANK Holdings Inc. (IRS#: N/A)
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
                           5.   SOLE VOTING POWER
  NUMBER OF                     3,836,560
    SHARES        --------------------------------------------------------------
BENEFICIALLY               6.   SHARED VOTING POWER
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING                 7.   SOLE DISPOSITIVE POWER
   PERSON                       3,836,560
    WITH          --------------------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,836,560
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              6.23%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON
              HC, CO
--------------------------------------------------------------------------------


                               Page 5 of 12 pages

---------------------
CUSIP NO. 68243Q 10 6
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              SOFTBANK Corp. (IRS#: N/A)
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
              Japan
--------------------------------------------------------------------------------
                           5.   SOLE VOTING POWER
  NUMBER OF                     3,836,560
    SHARES        --------------------------------------------------------------
BENEFICIALLY               6.   SHARED VOTING POWER
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING                 7.   SOLE DISPOSITIVE POWER
   PERSON                       3,836,560
    WITH          --------------------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,836,560
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              6.23%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON
              HC, CO
--------------------------------------------------------------------------------


                               Page 6 of 12 pages

---------------------
CUSIP NO. 68243Q 10 6
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Masayoshi Son (IRS#: N/A)
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
              Japan
--------------------------------------------------------------------------------
                           5.   SOLE VOTING POWER
  NUMBER OF                     3,836,560
    SHARES        --------------------------------------------------------------
BENEFICIALLY               6.   SHARED VOTING POWER
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING                 7.   SOLE DISPOSITIVE POWER
   PERSON                       3,836,560
    WITH          --------------------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              3,836,560
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              6.23%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------


                               Page 7 of 12 pages

CUSIP NO.  68243Q 10 6


ITEM 1.

     (a)  Name of Issuer:  1-800-FLOWERS.COM, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
               1600 Stewart Avenue
               Westbury, NY 11590

ITEM 2.

     (a)  Name of Person Filing:

     SOFTBANK Capital Partners L.P. ("SB Capital Partners")
     SOFTBANK Capital Partners LLC ("SB CP LLC")
     SOFTBANK Capital Partners Investment Inc. ("SB CPI")
     SOFTBANK Holdings Inc. ("SBH")
     SOFTBANK Corp. ("SOFTBANK")
     Masayoshi Son

         In addition to the shares owned by SB Capital Partners, a Delaware limited partnership, SOFTBANK Capital Advisors Fund L.P. ("Advisors Fund"), a Delaware limited partnership, also owns 52,561 shares of Class A Common Stock of the Issuer. Each of SB Capital Partners and Advisors Fund is an investment fund managed by its sole general partner, SB CP LLC, a Delaware limited liability company. Accordingly, securities owned by SB Capital Partners or Advisors Fund may be regarded as being beneficially owned by SB CP LLC. Pursuant to the Limited Liability Company Agreement of SB CP LLC, investment decisions by SB CP LLC must be approved by SB CPI, a Delaware corporation, its investment member, among others. As a result, SB CPI shares voting power and investment power over securities beneficially owned by SB CP LLC and therefore may be regarded as a beneficial owner of such securities. SB CPI is a wholly-owned subsidiary of SBH, a Delaware corporation. Accordingly, securities beneficially owned by SB CPI may be deemed beneficially owned by SBH. SBH is in turn a wholly-owned subsidiary of SOFTBANK, a Japanese corporation. Accordingly, securities beneficially owned by SBH may be deemed beneficially owned by SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 50% interest in SOFTBANK. Accordingly, securities beneficially owned by SOFTBANK may be deemed beneficially owned by Mr. Son.


                               Page 8 of 12 pages

     (b) Address of Principal Business Office or, if none, Residence
               For SOFTBANK Capital Partners, SB CP LLC and
               SB CPI:
               10 Langley Road, Suite 403
               Newton Centre, MA 02159

               For SBH:
               300 Delaware Avenue, Suite 900
               Wilmington, DE 19801

               For SOFTBANK and Mr. Son:
               24-1, Nihonbashi - Hakozakicho
               Chuo-ku, Tokyo 103, Japan

     (c)  Citizenship:

               For SOFTBANK Capital Partners, SB CP LLC, SB
               CPI and SBH - Delaware

               For SOFTBANK and Mr. Son - Japan

     (d)  Title of Class of Securities:

          Class A Common Stock, par value $0.01 per share

     (e)  CUSIP Number:  68243Q 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON IS A:

     (a)  [_]  Broker or Dealer registered under Section 15 of the Act

     (b)  [_]  Bank as defined in section 3(a)(6) of the Act

     (c)  [_]  Insurance Company as defined in section 3(a)(19) of the Act

     (d) [_] Investment Company registered under section 8 of the Investment Company Act

     (e) [_] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see ss.240.13d-1(b)(1)(ii)(F)


                               Page 9 of 12 pages

     (g) [_] Parent Holding Company, in accordance with ss. 240.13d-1(b)(ii)(G) (Note: See Item 7)

     (h)  [_]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

     (a)  [_]  Amount Beneficially Owned:  3,836,560

     (b)  [_]  Percent of Class:  6.23%

     (c)  [_]  Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote:
                       3,836,560

                (ii)   shared power to vote or to direct the vote:

               (iii)   sole power to dispose or direct the disposition of:
                       3,836,560

                (iv)   shared power to dispose or direct the disposition of:

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         N/A


                               Page 10 of 12 pages

ITEM 10.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2000

                               SOFTBANK CAPITAL PARTNERS L.P.
                               By:  SOFTBANK CAPITAL PARTNERS LLC,
                                    its general partner


                               By:  /s/ Ronald D. Fisher
                                    -------------------------------------------
                                    Ronald D. Fisher, Managing Member


                               SOFTBANK CAPITAL PARTNERS LLC


                               By:   /s/ Ronald D. Fisher
                                    -------------------------------------------
                                    Ronald D. Fisher, Managing Member


                               SOFTBANK CAPITAL PARTNERS INVESTMENT INC.


                               By:   /s/ Ronald D. Fisher
                                    -------------------------------------------
                                    Ronald D. Fisher, President


                             SOFTBANK HOLDINGS INC.


                               By:   /s/ Stephen A. Grant
                                    -------------------------------------------
                                    Stephen A. Grant, Attorney-in-Fact


                               Page 11 of 12 pages

                              SOFTBANK CORPORATION


                               By:   /s/ Stephen A. Grant
                                    -------------------------------------------
                                    Stephen A. Grant, Attorney-in-Fact


                                  MASAYOSHI SON


                               By:   /s/ Stephen A. Grant
                                    -------------------------------------------
                                    Stephen A. Grant, Attorney-in-Fact



                               Page 12 of 12 pages

                                  EXHIBIT INDEX

         Exhibit           Description

         Exhibit A         Agreement of Joint Filing, dated as of
                           February 14, 2000, by and among SOFTBANK
                           Capital Partners L.P., SOFTBANK Capital
                           Partners LLC, SOFTBANK Capital Partners
                           Investment Inc., SOFTBANK Holdings Inc.,
                           SOFTBANK Corp. and Mr. Masayoshi Son.

         Exhibit B         Power of Attorney (incorporated by
                           reference to Exhibit 24 to the Statement on Schedule 13G filed by SOFTBANK, Mr. Son and SOFTBANK Ventures, Inc. on February
                           18, 1998 with respect to Concentric
                           Network Corporation).